                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                      Security Dynamics Technologies, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 814208 10 4
-------------------------------------------------------------------------------
                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814208 10 4            SCHEDULE 13G              Page 2 of 4 Pages



-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Addison M. Fischer
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
NUMBER OF SHARES              5  SOLE VOTING POWER
 BENEFICIALLY                                                        2,240,936
  OWNED BY                   --------------------------------------------------
 EACH REPORTING               6  SHARED VOTING POWER
 PERSON WITH                       -0-
                             --------------------------------------------------
                              7  SOLE DISPOSITIVE POWER
                                                                     2,240,936
                             --------------------------------------------------
                              8  SHARED DISPOSITIVE POWER
                                    -0-
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     2,240,936
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES     /X/

     The aggregate amount in Row 9 excludes an aggregate of 97,112 shares of the Issuer's Common Stock held of record by Kairdos, L.L.C., a Delaware limited liability company, in which the reporting person is a stockholder and director. The reporting person disclaims beneficial ownership over the shares except to the extent of his pecuniary interest therein.
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                          5.7%
-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

CUSIP No. 814208 10 4            SCHEDULE 13G              Page 3 of 4 Pages



ITEM 1(a) NAME OF ISSUER: Security Dynamics Technologies, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 20 Crosby, Bedford, MA 01730

ITEM 2(a) NAME OF PERSON FILING: Addison M. Fischer

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          The principal business office of the reporting person is 3506 Mercantile Avenue, Naples, Florida 34104-3310.

ITEM 2(c) CITIZENSHIP: U.S.

ITEM 2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share

ITEM 2(e) CUSIP NUMBER: 814208 10 4

ITEM 3.   CLASSIFICATION. Not Applicable

ITEM 4.   OWNERSHIP:  The information contained in Items (5), (7), (9) or (11)
                      of the cover page hereof is incorporated herein by this reference. The reporting person may be deemed to be the beneficial holder of 206,400 shares held by a grantor retained annuity trust of which the reporting person is the trustee and over which he has sole voting and investment control. These shares are included in the shares referenced in items (5), (7), (9) and (11) of the cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

ITEM 10.   CERTIFICATION.

               Not Applicable

CUSIP No. 814208 10 4            SCHEDULE 13G              Page 4 of 4 Pages



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1998                 /s/ Timothy Tomlinson
                                        --------------------------------------
                                        Timothy Tomlinson, Attorney-In-Fact*




* The Power of Attorney previously filed with the Commission in connection with the reporting person's Amendment to Form 4 (November, 1996) appointing Timothy Tomlinson as attorney-in-fact for Addison M. Fischer is hereby incorporated herein by this reference.